Exhibit B
BROKER’S LETTER TO CLIENTS
Date:	, 2009

To:	Our Clients

Re:	Acquisition of Telefónica de Argentina S.A. Class B ordinary shares and ADSs
Telefónica, S.A. will acquire
all outstanding Class B ordinary shares (including all Class B ordinary shares represented by American Depositary Shares)
of Telefónica de Argentina S.A. not already held by Telefónica, S.A. or its affiliates
General
     Subject to the approval of the Argentine securities regulator, or the Comisión Nacional de Valores (the “CNV”), Telefónica, S.A. (“Telefónica”) is purchasing all outstanding Class B ordinary shares (the “Class B Shares”) (including all Class B Shares represented by American Depositary Shares (“ADSs”)) of Telefónica de Argentina S.A. (the “Company”) not already owned by it or one of its affiliates for 1.00 Argentine peso (“Ps.”) per Class B Share, in cash (the “Transaction”). Subject to CNV approval, Telefónica will pay you for the Class B Shares underlying your ADSs the U.S. dollar equivalent of the per Class B Share purchase price calculated at the Argentine peso to U.S. dollar exchange rate in effect as of the date of the CNV’s approval of the Transaction.
     Pursuant to the Decree, holders of Class B Shares and ADSs do not have any voting rights on and are not entitled to opt out of the Transaction. However, holders do have the right under the Decree to exercise appraisal rights and thereby dispute the purchase price (“Appraisal Rights”) by initiating an arbitration or judicial proceeding in Argentina, provided that they do so within certain specified time limits and provided that holders of ADSs do not cause the Depositary to request payment of the purchase price on their behalf. Nevertheless, even if the purchase price is disputed, ownership of the Class B Shares, including Class B Shares underlying ADSs, will be transferred automatically to Telefónica in accordance with the terms and conditions set forth in the transaction statement on Schedule 13E-3 (the “Transaction Statement”). Upon the consummation of the Transaction, the Class B Shares will be withdrawn from trading on the Buenos Aires Stock Exchange and the ADSs will be withdrawn from trading on the New York Stock Exchange.
Payment
     Upon CNV approval, Telefónica will establish a weekly deadline (each such deadline, an “ADS Payment Instruction Deadline”) by which time you must provide an instruction to the Depositary by taking the actions or delivering the documents described in the Transaction Statement in order receive the purchase price corresponding to your ADSs. The first ADS Payment Instruction Deadline will be 5:00 p.m. New York City time on the New York business day immediately preceding the last New York business day of the week during which Telefónica funds the escrow account in the United States containing the aggregate U.S. dollar purchase price for ADSs held by unaffiliated minority holders, and each subsequent ADS Payment Instruction Deadline will be 5:00 p.m. New York City time on the New York business day prior to the last New York business day of each calendar week until the last ADS Payment Instruction Deadline. The last ADS Payment Instruction Deadline will be at least four New York business days prior to the deadline by which you must provide notice to the Depositary of any intention to exercise your Appraisal Rights. Telefónica will publish the dates of the first and last ADS Payment Instruction Deadlines in a press release and a notice on its website and, to the extent that it disseminates any amendment to the Transaction Statement to holders, it will include this information in that amendment.
Appraisal Rights
     If you wish to exercise your Appraisal Rights, you must take the actions or deliver the documents described in the Transaction Statement and either (i) instruct the Depositary of your intention to object, in each case in the manner described in the Transaction Statement and prior to 5:00 p.m. New York City time on the fifth calendar day (or if such day is not a New York business day, the immediately preceding New York business day) immediately preceding the date of the end of the three-month objection period provided for under the Decree (the “ADS Objection Deadline”) or (ii) request the cancellation of your ADSs and withdrawal of the underlying Class B Shares prior to 5:00 p.m. New York City time on the date of CNV approval of the Transaction by contacting your bank, broker or other intermediary or the Depositary at 1-800-308-7887. Telefónica will publish the date of the ADS Objection Deadline in a press release and in a notice on its website and, to the extent that it disseminates any amendment to the Transaction Statement to holders, it will include this information in that amendment. In addition, to exercise an Appraisal Right you must file an action with the relevant Argentine arbitral tribunal or court prior to the expiration of the three-month objection period provided for under the Decree and be prepared to deliver to the arbitral tribunal or court, as the case may be, documentation evidencing your beneficial ownership of the Class B Shares represented by your ADSs as set forth in the Transaction Statement.
Further Information
     We have enclosed the Transaction Statement describing the Transaction, which we urge you to read carefully, a Letter of Transmittal, Customer Payment Instructions Form and an Appraisal Rights Exercise Instruction Form. Through those documents, Telefónica is offering you the opportunity to request payment of the purchase price or indicate your intention to exercise your Appraisal Rights.
     Questions and requests for assistance, requests for additional copies of the Transaction Statement, the Customer Payment Instructions Form or the Appraisal Rights Exercise Instruction Form and all other questions or requests in connection with the Transaction should be directed by you, or your bank, broker or other intermediary to the Depositary by telephone in New York at Tel. 1-800-308-7887.